May 10, 2007

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST AND SHININGBANK ENERGY INCOME FUND ANNOUNCE MERGER

CALGARY:  PrimeWest Energy Trust (“PrimeWest”) (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B; PWI.DB.C; NYSE: PWI) and Shiningbank Energy Income Fund (“Shiningbank”) (TSX: SHN.UN) are pleased to announce that their respective Boards of Directors have unanimously approved an agreement providing for the merger (the “Merger”) of PrimeWest and Shiningbank into a single trust (“New PrimeWest”) to be managed by a combination of the respective management and directors of both trusts. The new entity will continue to operate under the name PrimeWest Energy Trust.

Under the terms of the Merger, each Shiningbank trust unit will be exchanged for 0.62 of a PrimeWest trust unit on a tax-deferred rollover basis with the filing of appropriate election forms. Based on the May 9, 2007 closing price on the Toronto Stock Exchange of PrimeWest trust units, the exchange ratio reflects a value of $14.60 for each Shiningbank trust unit.  Based on the 30 day weighted average trading prices on the Toronto Stock Exchange of PrimeWest and Shiningbank trust units, the exchange ratio reflects a 4.2% premium for each Shiningbank trust unit.

The transaction is subject to stock exchange, court and regulatory approval and other conditions that are typical of transactions of this nature, including approval by the holders of at least 66 2/3% of Shiningbank trust units represented in person or by proxy at a Shiningbank unitholder meeting and at least 66 2/3% of PrimeWest trust units represented in person or by proxy at a PrimeWest unitholder meeting.

A joint information circular regarding the Merger is expected to be mailed to unitholders of both PrimeWest and Shiningbank in early June 2007 for meetings expected to take place in mid July.  The Merger is expected to close on or about July 11th, 2007 after the meetings, but no later than the anticipated first distribution record date of New PrimeWest on July 20th, 2007.

As a result, PrimeWest unitholders of record on June 22nd, 2007 will be entitled to receive the June PrimeWest distribution, expected to be payable on July 13th, 2007.  Shiningbank unitholders of record on June 30th, 2007 will be eligible to receive the June Shiningbank distribution, expected to be payable on July 15th, 2007.  Former unitholders of both PrimeWest and Shiningbank who are holders of record of New PrimeWest on July 20th, 2007 will receive the first distribution of New PrimeWest, expected to be payable August 15th, 2007.

Based on the combined first quarter results of PrimeWest and Shiningbank, New PrimeWest would have had production of approximately 66,000 BOE per day. Currently, PrimeWest and Shiningbank are each marketing the sale of approximately 1,000 BOE per day of non-core production and, with the completion of the Merger, approximately 2,000 BOE per day of additional production is planned for disposition, with the proceeds used to reduce debt and fund ongoing development activities.

BENEFITS OF THE MERGER

The proposed Merger is expected to be accretive upon closing to PrimeWest unitholders on a cash flow and production per unit basis, while providing Shiningbank unitholders an increase in reserves per unit, a 3.3% increase in monthly cash distributions and a longer reserve life index (RLI) increased to 11.5 years from 9.8 years.

The proposed Merger will create a larger gas-weighted trust positioned for development of a well-diversified asset base.

As one of the largest publicly traded oil and gas trusts, New PrimeWest will generate the following opportunities and benefits for unitholders of both PrimeWest and Shiningbank:

-

New PrimeWest will have a larger suite of diversified natural gas and light oil assets, with a large portfolio of internal development opportunities:

o

Based on first quarter 2007 results, production of approximately 66,000 BOE per day allocated 70% to natural gas and 30% to crude oil and natural gas liquids;

o

Combined proved plus probable reserves of approximately 280 million BOE, excluding the impact of 2007 production, and development activities and acquisition and disposition activities;

o

Following the closing of the transaction, the combined entity will have an undeveloped land base of more than 1.1 million net acres, one of the largest undeveloped land bases in the oil and gas trust sector;

o

A multi-year suite of development opportunities now in excess of C$1.4 billion, reflecting the potential in the combined asset bases; and

o

Total 2007 capital expenditures for New PrimeWest of approximately C$250 million will be deployed to pursue attractive development drilling prospects and opportunities from both asset bases. This C$250 million does not include capital spent by Shiningbank prior to completion of the merger, which is forecast to be approximately $60 million by that time.

-

Projected funds flow from operations, DRIP proceeds, and proceeds from dispositions are expected to be sufficient to adequately fund development activities for 2007 without the need for incremental debt, assuming a payout ratio of 60 to 75% of funds flow from operations. This transaction moves New PrimeWest towards a business model where future development capital spending and distributions are expected to be financed with funds flow from operations.

-

Following the anticipated sale of approximately 4,000 BOE per day of non-core assets, the combined entity will have a strengthened balance sheet.

-

One of the oil and gas trust sector’s longest RLIs for proved plus probable reserves of 11.5 years.

-

Greater concentration of interest in key operating areas.

-

The levering of in-house technical skills from both PrimeWest and Shiningbank over the combined asset base, potentially achieving operating efficiencies with commensurate cost savings, and the identification of further internal development opportunities.

-

Substantial reduction in per BOE G&A cost, based on operating synergies, and the integration of Calgary head offices.

-

Greater weighting in the S&P/TSX Capped Energy Trust Index (rising from approximately 2.4% of this index to approximately 3.8% based on May 9th, 2007 closing prices), the S&P/TSX Capped Income Trust Index (rising from approximately 1.4% of this index to approximately 2.2% based on May 9th, 2007 closing prices), and the S&P/TSX Composite Index.

-

Additional trading liquidity and enhanced access to capital derived from being listed on both the TSX and NYSE, and inclusion in the Morgan Stanley Capital International (MSCI) Canada Energy Index, incremental benefits not previously afforded to unitholders of Shiningbank.

CHARACTERISTICS AND GUIDANCE OF NEW PRIMEWEST

PrimeWest and Shiningbank view New PrimeWest as one of the largest and best-positioned natural gas focused trusts in Canada. New PrimeWest will have an operated, long life asset base primarily focused in West Central Alberta, Northeastern British Columbia, and the Williston Basin in the United States.

Upon closing of the Merger, New PrimeWest is anticipated to have the following key operating and financial characteristics:

New PrimeWest
2007 Exit Production (BOE per day)	59,000 (1)
Natural gas weighting (%)	70
Reserve life index (years)	11.5 (2)
Reserves P+P (mmBOE)	280 (3)
2007 Estimated Capital program (C$ millions)	250
Operating expenses (C$/BOE)	9.50 (4)
Net undeveloped land (thousands of acres)	1,118
Pro forma basic units outstanding (millions)	143.4
Pro forma enterprise value (C$ millions)	4,550 (5)

(1)

Exit rate for year-end 2007 includes the impact of asset dispositions and reduction in combined capital spending.

(2)

Based on 2006 year end reserves and production.

(3)

Excludes the impact of 2007 production, capital development, or acquisitions and dispositions.

(4)

Based on average 2007 full year estimate

(5)

Enterprise value defined as market capitalization plus working capital deficit plus long term debt plus outstanding convertible debentures.

Donald A. Garner, the current President and Chief Executive Officer of PrimeWest Energy Trust will lead New PrimeWest.  Further announcements regarding the appointment of the other executive officers of New PrimeWest will be made prior to closing of the Merger.

The Board of Directors of New PrimeWest will be comprised of Messrs. Harold P. Milavsky (Chair), Barry E. Emes, Harold N. Kvisle, Kent J. MacIntyre, W. Glen Russell and Peter Valentine, current members of the  Board of Directors of PrimeWest, and Messrs. David M. Fitzpatrick (also the current President and Chief Executive Officer of Shiningbank), Robert B. Hodgins and Warren D. Steckley,  current members of the Board of Directors of Shiningbank.

BOARD RECOMMENDATIONS

The Boards of Directors of both PrimeWest and Shiningbank have unanimously approved the Merger.  National Bank Financial Inc. is acting as financial advisor to Shiningbank and has provided the Shiningbank Board of Directors with a verbal opinion that the consideration to be received by Shiningbank unitholders is fair from a financial point of view.  The Shiningbank Board of Directors has unanimously concluded that the transaction is in the best interests of Shiningbank, and the Shiningbank unitholders, and has resolved to recommend that the Shiningbank unitholders vote their Shiningbank trust units in favour of the Merger.  The Management and Board of Directors of Shiningbank have agreed to vote their trust units in favour of the Merger.

Similarly, the Board of Directors of PrimeWest has been provided with a verbal opinion from its financial advisors, GMP Securities L.P. and Scotia Waterous Inc., indicating that subject to review of the final documentation, the consideration to be offered pursuant to the Arrangement is fair from a financial point of view to the PrimeWest unitholders. The PrimeWest Board of Directors has unanimously concluded that the transaction is in the best interests of PrimeWest, and the PrimeWest unitholders, and has resolved to recommend that the PrimeWest unitholders vote their PrimeWest trust units in favour of the Merger.  The Management and Board of Directors of PrimeWest have agreed to vote their trust units in favour of the Merger.

The terms of the Merger restrict PrimeWest and Shiningbank from soliciting or initiating any discussions regarding any other business combination or sale of material assets, contain provisions enabling each trust to match competing, unsolicited proposals and, subject to certain conditions, provides for a C$35 million termination fee.

JOINT CONFERENCE CALL

A joint conference call to discuss the Merger will be held on Thursday, May 10th, 2007 at 9:00 AM Mountain Daylight Time (11:00 AM Eastern).  To participate please call 1-888-575-8232 or in the Toronto area  (416) 641-6112.   A recording of the call will be available until June 15th, 2007 by calling 1-800-408-3053 and entering confirmation number 3222535  followed by the number sign.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document including management’s assessment of PrimeWest's, Shiningbank’s and New PrimeWest’s future plans and operations contains forward-looking statements.  These statements relate to future events or performance.  All statements other than statements of historical fact may be forward-looking statements.  Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “intend”, “could”, “might”, “should”, “believe”, “would” and similar expressions.  By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties’ control, including the impact of general economic conditions, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, volatility of commodity prices, currency and interest rate fluctuations, imprecision of reserves estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, ability to access sufficient capital from internal and external sources and geological, technical, drilling and processing challenges.  Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements.  The actual results, performance, or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits will be derived.  PrimeWest and Shiningbank each disclaim any intention or obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction.  The securities offered have not and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and my not be offered or sale in the United States except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable states securities laws.

BOE EXPLANATORY REMARKS

References herein to "BOE" mean barrels of oil equivalent derived by converting gas to oil in the ratio of six thousand cubic feet ("mcf") of gas to one barrel ("bbl") of oil. BOE may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 mcf:1 bbl is based upon an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

For further information please contact:

George Kesteven

 David M. Fitzpatrick, President and C.E.O.

PrimeWest Energy Trust,

 Bruce K. Gibson, C.F.O.

Manager, Investor Relations

 Debbie Carver, Investor Relations Coordinator

 Shiningbank Energy Income Fund

Telephone: 403-699-7367

 Telephone: 403-268-7477

Facsimile: 403-699-7477

 Facsimile: 403-268-7499

Toll-free:  1-877-968-7878

 Toll-free: 1-866-268-7477

E-mail:  investor@primewestenergy.com

 E-mail: irinfo@shiningbank.com

Website : www.primewestenergy.com

 Website: www.shiningbank.com

PrimeWest Energy Trust, Suite 5100, 150 – 6th Avenue S.W., Calgary, Alberta Canada T2P 3Y7 Telephone: (403) 234-6600 Facsimile: (403) 266-2825	Shiningbank Energy Income Fund, Suite 1400, 111 – 5th Avenue S.W., Calgary, Alberta Canada T2P 3Y6 Telephone: (403) 268-7477 Facsimile: (403) 268-7499